EXHIBIT 21.1

NEXTMEDIA OPERATING. INC.

REGISTRANT’S SUBSIDIARIES

AT DECEMBER 31, 2004

Subsidiary	Jurisdiction of Incorporation
NM Licensing LLC	Delaware
NextMedia Franchising, Inc.	Delaware
NextMedia Outdoor, Inc.	Delaware
NextMedia Outdoor LLC	Delaware
Crickett, Ltd.	Pennsylvania
NextMedia Northern Colorado, Inc.	Delaware